================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            HEIN-WERNER CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              SNAP-ON PACE COMPANY
                              SNAP-ON INCORPORATED
                                   (BIDDERS)
                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  423002 10 4

                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               SUSAN F. MARRINAN
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              SNAP-ON INCORPORATED
                                2801 80TH STREET
                         KENOSHA, WISCONSIN 53141-1410
                                 (414) 656-5200
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------
                                    COPY TO:
                            WILLIAM R. KUNKEL, ESQ.
                SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                             333 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 407-0700

                                 APRIL 27, 1998
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                           CALCULATION OF FILING FEE
================================================================================

              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
              ----------------------                               --------------------
                    $37,615,310                                           $7,524

* Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 2,918,899 shares of Hein-Werner Corporation Common Stock, including the associated common share purchase rights ("Shares"), which are outstanding at $12.60 per Share, and 101,847 Shares which are subject to outstanding options at $12.60 per Share less the exercise price of such options. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  AMOUNT PREVIOUSLY PAID: NOT APPLICABLE.
  FORM OR REGISTRATION NO.: NOT APPLICABLE.
  FILING PARTY: NOT APPLICABLE.
  DATE FILED: NOT APPLICABLE.
================================================================================

PAGE 1 OF 9 PAGES                                        EXHIBIT INDEX ON PAGE 9

                                 SCHEDULE 14D-1


------------------------------                       ------------------------------
         CUSIP NO. 423002 10 4                              PAGE 2 OF 9 PAGES
------------------------------                       ------------------------------

-----------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS: SNAP-ON INCORPORATED
                  I.R.S. IDENTIFICATION NUMBER: 39-0622040
-----------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A)
                  [ ]
                  (B) [ ]
-----------------------------------------------------------------------------------
         3        SEC USE ONLY
-----------------------------------------------------------------------------------

         4        SOURCE OF FUNDS:
                  BK
-----------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) or 2(E):                            [ ]
-----------------------------------------------------------------------------------

         6        CITIZENSHIP OR PLACE OF ORGANIZATION:
                  STATE OF DELAWARE
-----------------------------------------------------------------------------------

         7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON:
                  None*
-----------------------------------------------------------------------------------
         8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                  CERTAIN SHARES:                                            [ ]
-----------------------------------------------------------------------------------

         9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
                  0.0%*
-----------------------------------------------------------------------------------

         10       TYPE OF REPORTING PERSON:
                  HC AND CO
-----------------------------------------------------------------------------------

---------------
* On April 27, 1998, Snap-on Incorporated, a Delaware corporation ("Parent"), and Snap-on Pace Company, a Wisconsin corporation and an indirect wholly-owned subsidiary of Parent (the "Purchaser"), entered into a Stock Option Agreement (the "Stock Option Agreement") with Hein-Werner Corporation, a Wisconsin corporation (the "Company"). Upon the terms and conditions set forth in the Stock Option Agreement, the Company granted to the Purchaser an irrevocable option to purchase from the Company at the Offer Price newly issued shares of Common Stock (the "Option Shares") in an amount equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by the Purchaser and its affiliates immediately following consummation of the Offer, shall constitute 90% of the shares of Common Stock then outstanding on a fully diluted basis (giving effect to the issuance of the Option Shares). The Stock Option Agreement is described more fully in Section 11 of the Offer to Purchase dated May 4, 1998.

                                 SCHEDULE 14D-1


------------------------------                       ------------------------------
         CUSIP NO. 423002 10 4                             PAGE 3 OF 9 PAGES
------------------------------                       ------------------------------
-----------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSON:
                  SNAP-ON PACE COMPANY
                  S.S. OR I.R.S. IDENTIFICATION NUMBER: 39-1928875
-----------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A)
                  [ ]
                  (B) [ ]
-----------------------------------------------------------------------------------
         3        SEC USE ONLY
-----------------------------------------------------------------------------------

         4        SOURCE OF FUNDS:
                  AF
-----------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(E) or 2(F):                            [ ]
-----------------------------------------------------------------------------------

         6        CITIZENSHIP OR PLACE OF ORGANIZATION:
                  STATE OF WISCONSIN
-----------------------------------------------------------------------------------

         7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON:
                  None*
-----------------------------------------------------------------------------------
         8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                  CERTAIN SHARES:                                            [ ]
-----------------------------------------------------------------------------------

         9        PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
                  0.0%*
-----------------------------------------------------------------------------------

         10       TYPE OF REPORTING PERSON:
                  CO
-----------------------------------------------------------------------------------

---------------
* The footnote on page 2 is incorporated by reference herein.

                                 SCHEDULE 14D-1

------------------------------                  ------------------------------
       CUSIP NO. 423002 10 4                         PAGE 4 OF 9 PAGES
------------------------------                  ------------------------------

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Snap-on Pace Company, a Wisconsin corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Snap-on Incorporated, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Stock"), including the associated common share purchase rights (the "Rights", and together with the Common Stock, the "Shares"), of Hein-Werner Corporation, a Wisconsin corporation (the "Company"), at $12.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit(a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit(a)(2) (which together constitute the "Offer").

     The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Hein-Werner Corporation and the address of its principal executive offices is 2120 Pewaukee Road, Waukesha, Wisconsin 53188.

     (b) The class of securities to which this Statement relates is the Common Stock, par value $1.00 per share (including the associated common share purchase rights), of the Company. The information set forth in the "Introduction" and
Section 1, "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6, "Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) The information set forth in the "Introduction" and Section 9, "Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of the Purchaser and Parent and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

     (e) and (f) During the last five years, none of the Purchaser or Parent or, to the best of the Purchaser's knowledge, any of the directors or executive officers of the Purchaser or Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) The information set forth in Section 9, "Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. Except as described therein, neither the Purchaser nor Parent, nor to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred, or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

                                 SCHEDULE 14D-1

------------------------------                    ------------------------------
       CUSIP NO. 423002 10 4                            PAGE 5 OF 9 PAGES
------------------------------                    ------------------------------

     (a)(2) The information set forth in Section 9, "Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. Except as described therein, neither the Purchaser nor Parent, nor to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "Introduction," Section 9, "Certain Information Concerning Parent and the Purchaser," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements" and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10, "Source and Amount of Funds" and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the "Introduction," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7, "Effect of the Offer on the Market for Shares; Exchange Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction," Section 9, "Certain Information Concerning Parent and the Purchaser," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction," Section 10, "Source and Amount of Funds," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements," Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters," Section 13, "Dividends and Distributions" and Section 16, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" and in Section 16, "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9, "Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

                                 SCHEDULE 14D-1

------------------------------                                                   ------------------------------
       CUSIP NO. 423002 10 4                                                              PAGE 6 OF 9 PAGES
------------------------------                                                   ------------------------------

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the "Introduction," Section 11, "Background of the Offer; the Merger Agreement and Certain Other Agreements," and Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference. Except as described therein, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser or Parent, or to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

     (b) and (c) The information set forth in Section 15, "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7, "Effect of the Offer on the Market for Shares; Exchange Listing; Exchange Act Registration; Margin Regulations," and Section 15, "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase, dated May 4, 1998.
    (a)(2)  Letter of Transmittal with respect to the Shares.
    (a)(3)  Letter, dated May 4, 1998, from Morrow & Co., Inc. to
            Brokers, Dealers, Banks, Trust Companies and Other Nominees.
    (a)(4) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.
    (a)(5)  Notice of Guaranteed Delivery with respect to the Shares.
    (a)(6)  Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
    (a)(7) Press Release jointly issued by Parent and the Company, dated April 28, 1998.
    (a)(8)  Press Release of Parent, dated May 4, 1998
    (a)(9)  Form of Summary Advertisement, dated May 4, 1998.
    (b)(1)  Letter Agreement Establishing Line of Credit, dated as of
            November 15, 1994, by and between Parent and Firstar Bank
            Milwaukee, N.A. (including the Form of Line of Credit Note).
    (b)(2) Amendment to Line of Credit Agreement and Note, dated as of September 21, 1995, by and between Parent and Firstar Bank
            Milwaukee, N.A.
    (b)(3) Second Amendment to Line of Credit Agreement and Note, dated as of March 12, 1997, by and between Parent and Firstar Bank
            Milwaukee, N.A.
    (b)(4) Third Amendment to Line of Credit Agreement and Note, dated as of April 14, 1997, by and between Parent and Firstar Bank
            Milwaukee, N.A.
    (b)(5) Letter Agreement Establishing Unsecured Line of Credit, dated as of April 30, 1998 by and between Parent and The
            First National Bank of Chicago (including the Master Note, dated as of April 30, 1998, by and between Parent and The
            First National Bank of Chicago).
    (c)(1) Agreement and Plan of Merger, dated as of April 27, 1998, by and among Parent, the Purchaser and the Company.
    (c)(2) Stock Option Agreement, dated as of April 27, 1998, by and among Parent, the Purchaser and the Company.
    (c)(3)  Employment and Consulting Agreement, dated as of April 27,
            1998, by and among Parent, the Company and Joseph L.
            Dindorf.
    (c)(4) Confidentiality Agreement, dated as of April 21, 1998, by and between Parent and the Company.
    (d)     None.
    (e)     Not applicable.
    (f)     None.

                                 SCHEDULE 14D-1

------------------------------                    ------------------------------
       CUSIP NO. 423002 10 4                             PAGE 7 OF 9 PAGES
------------------------------                    ------------------------------

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Snap-on Pace Company

                                          By:     /s/ SUSAN F. MARRINAN
                                            ------------------------------------
                                            Name: Susan F. Marrinan
                                            Title: Vice President

Date: May 4, 1998

                                 SCHEDULE 14D-1

------------------------------                    ------------------------------
     CUSIP NO. 423002 10 4                               PAGE 8 OF 9 PAGES
------------------------------                    ------------------------------

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Snap-on Incorporated

                                          By:      /s/ DONALD S. HUML
                                            ------------------------------------
                                            Name: Donald S. Huml
                                            Title: Senior Vice President

Date: May 4, 1998

                                 SCHEDULE 14D-1

------------------------------                                                   ------------------------------
       CUSIP NO. 423002 10 4                                                              PAGE 9 OF 9 PAGES
------------------------------                                                   ------------------------------

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                             EXHIBIT
-------                            -------
(a)(1)   Offer to Purchase, dated May 4, 1998.
(a)(2)   Letter of Transmittal with respect to the Shares.
(a)(3)   Letter, dated May 4, 1998, from Morrow & Co., Inc. to
         Brokers, Dealers, Banks, Trust Companies and Nominees.
(a)(4)   Letter for use by Brokers, Dealers, Banks, Trust Companies
         and Nominees to their Clients.
(a)(5)   Notice of Guaranteed Delivery with respect to the Shares.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(7)   Press Release jointly issued by Parent and the Company,
         dated April 28, 1998.
(a)(8)   Press Release of Parent, dated May 4, 1998.
(a)(9)   Form of summary advertisement, dated May 4, 1998.
(b)(1)   Letter Agreement Establishing Line of Credit, dated as of
         November 15, 1994, by and between Parent and Firstar Bank
         Milwaukee, N.A. (including the Form of Line of Credit Note).
(b)(2)   Amendment to Line of Credit Agreement and Note, dated as of
         September 21, 1995, by and between Parent and Firstar Bank
         Milwaukee, N.A.
(b)(3)   Second Amendment to Line of Credit Agreement and Note, dated as of March 12, 1997, by and between Parent and Firstar Bank
         Milwaukee, N.A.
(b)(4)   Third Amendment to Line of Credit Agreement and Note, dated as of April 14, 1997, by and between Parent and Firstar Bank
         Milwaukee, N.A.
(b)(5)   Letter Agreement Establishing Unsecured Line of Credit,
         dated as of April 30, 1998, by and between Parent and the
         First National Bank of Chicago (including the Master Note, dated as of April 30, 1998, by and between Parent and the
         First National Bank of Chicago).
(c)(1)   Agreement and Plan of Merger, dated as of April 27, 1998, by and among Parent, the Purchaser and the Company.
(c)(2)   Stock Option Agreement, dated as of April 27, 1998, by and among Parent, the Purchaser and the Company.
(c)(3)   Employment and Consulting Agreement, dated as of April 27,
         1998, by and among Parent, the Company and Joseph L.
         Dindorf.
(c)(4)   Confidentiality Agreement, dated as of April 21, 1998, by
         and between Parent and the Company.